UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DIPLOMAT PHARMACY, INC.

(Name of Subject Company (Issuer))

DENALI MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

UNITEDHEALTH GROUP INCORPORATED

(Ultimate Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

Telephone: (952) 936-1300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of Filing Persons)

with copies to:

Timothy R. Aragon

G. Allen Hicks

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

Telephone: (303) 899-7300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$308,115,224	$39,994

*

Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. Calculated by adding (i) 76,000,791 shares of common stock of Diplomat Pharmacy, Inc. (“Diplomat”) (including 186,969 shares issued as Diplomat restricted stock awards), multiplied by $4.00, the per share tender offer price, and (ii) 1,028,015 shares of common stock of Diplomat subject to outstanding Diplomat restricted stock units (assuming performance levels were achieved at 100%), multiplied by $4.00, the per share tender offer price, in each case as of January 6, 2020. The calculation of the filing fee is based on information provided by Diplomat as of January 6, 2020.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001298 multiplied by the estimated transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $39,994	Filing Party: UnitedHealth Group Incorporated and Denali Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 9, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 9, 2020 (together with any amendments or supplements thereto, the “Schedule TO”) by (i) Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and (ii) UnitedHealth Group. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value (the “Shares”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and, together with the Offer to Purchase and other related materials, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 13 of the Offer to Purchase entitled “The Merger Agreement—Governing Law” are hereby amended and supplemented to include the following additional disclosure at the end of such section:

“As described in “Section 13—The Merger Agreement—The Merger” and “Section 15—Certain Legal Matters; Regulatory Approvals—Shareholder Approval Not Required,” the Merger will be effected without a vote of Diplomat shareholders pursuant to Section 703a(3) of the MBCA, and no appraisal or dissenters’ rights will be available to Diplomat shareholders in connection with the Offer or the Merger pursuant to the MBCA.”

Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 14 of the Offer to Purchase entitled “Conditions of the Offer” are hereby further amended and supplemented by replacing the disclosure in the fourth and fifth bullet points thereof with the following disclosure:

“●

subject to certain materiality standards, any representation or warranty of Diplomat is no longer accurate (the “Representations Condition”) or Diplomat has failed to perform or comply with any of its agreements and covenants (the “Covenants Condition”), each as set forth in the Merger Agreement;

●	UnitedHealth Group has not received a certificate from Diplomat certifying as to the satisfaction of the Representations Condition and the Covenants Condition;”

Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 14 of the Offer to Purchase entitled “Conditions of the Offer” are hereby further amended and supplemented by deleting the first sentence of the last paragraph thereof and by inserting the following disclosure at the end of such section:

“If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO, to the extent Item 5 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 11 of the Offer to Purchase entitled “Background of the

Offer; Past Contacts, Negotiations and Transactions” are hereby amended and supplemented by amending and restating the eighth paragraph of such section in its entirety as follows:

“On June 18, 2019, UnitedHealth Group received from Diplomat projections of total revenue, adjusted EBITDA, net income, levered free cash flow and cash interest for fiscal years 2019 through 2024 (the “June 2019 financial projections”). For a review of the June 2019 financial projections, please refer to the Schedule 14D-9.”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO, to the extent Item 7 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” are hereby amended and supplemented by amending and restating the second sentence of such section in its entirety as follows:

“UnitedHealth Group and Purchaser estimate that the total funds required to purchase all outstanding Shares and to make the RSU Payments pursuant to the Offer and the Merger will be approximately $308 million plus any related transaction fees and expenses.”

Item 7 of the Schedule TO, to the extent Item 7 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” are hereby further amended and supplemented by inserting the following additional disclosure at the end of such section:

“UnitedHealth Group and Purchaser do not have any alternative financing plans or arrangements.”

Item 11. Additional Information

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following additional disclosure at the end of Section 15 “Certain Legal Matters; Regulatory Approvals—Certain Litigation” of the Offer to Purchase:

“On January 22, 2020, putative Diplomat stockholder James Maratta filed a lawsuit concerning the Transactions against Diplomat and its directors in the U.S. District Court for the Eastern District of Michigan. The lawsuit is captioned Maratta v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-10169-AJT-RSW. On January 23, 2020, putative Diplomat stockholder Frank Morabito filed a purported class action lawsuit concerning the Transactions against Diplomat and its directors in the U.S. District Court for the Eastern District of Michigan. The lawsuit is captioned Morabito v. Diplomat Pharmacy, Inc. et al., Case No. 20-cv-10181-MFL-EAS. Both lawsuits assert similar claims to those made in the four previously disclosed lawsuits. In addition to the claims made in the previously disclosed lawsuits, the plaintiff in the Morabito lawsuit also alleges that the directors of Diplomat breached their fiduciary duties in connection with the Transactions.”

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 9, 2020.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement published in The New York Times on January 9, 2020.*

(a)(5)(A)	Joint Press Release issued by Diplomat Pharmacy, Inc. and UnitedHealth Group Incorporated, dated December 9, 2019, announcing entry into the Agreement and Plan of Merger (incorporated herein by reference to Exhibit (a)(5)(A) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(B)	Key Messages and Talking Points, dated December 9, 2019 (incorporated herein by reference to Exhibit (a)(5)(B) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(C)	Frequently Asked Questions, dated December 9, 2019 (incorporated herein by reference to Exhibit (a)(5)(C) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 9, 2019).

(a)(5)(D)	Message from Tom Mullin to All Diplomat Pharmacy, Inc. Employees, dated December 10, 2019 (incorporated herein by reference to Exhibit (a)(5)(D) to UnitedHealth Group Incorporated’s Schedule TO-C filed with the SEC on December 10, 2019).

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc. and Diplomat Pharmacy, Inc. (incorporated herein by reference to Exhibit 2.1 to Diplomat Pharmacy, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

(d)(2)	Tender and Support Agreement, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc. and Philip R. Hagerman and certain persons and entities affiliated with Philip R. Hagerman (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 9, 2019).

*Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2020

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Secretary to the Board of Directors

DENALI MERGER SUB, INC.

By:	/s/ Karen E. Peterson
Name:	Karen E. Peterson
Title:	Secretary